

The presentations made at the Merrill Lynch Health Services Investor Conference, both oral and written, contain "forward looking statements" within the meaning of the federal securities laws. These forward looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Participants at the conference and readers of these materials are cautioned not to put undue reliance on these forward looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors (many of which are outside the Company's control) that could cause actual events or results to differ materially from those expressed or implied by the forward looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to, (a) the treatment of the Company's claims in the chapter 11 cases of its primary tenant, Vencor, Inc. and certain of its affiliates (collectively referred to in this paragraph as "Vencor"), as well as certain of its other tenants, (b) the ability of Vencor and the Company's other operators to maintain the financial strength and liquidity necessary to satisfy their respective obligations and duties under the leases and other agreements with the Company, and their existing credit agreements, (c) the extent of future health care reform and regulation, including cost containment measures and changes in reimbursement policies and procedures, (d) the ability of the Company to pay down, refinance, restructure, and/or extend its indebtedness as it becomes due, and (e) the ability and willingness of the Company to maintain its qualification as a real estate investment trust due to economic, market, legal, tax or other considerations. The Company refers you to its annual report on Form 10-K for the year ended December 31, 1999 as well as subsequent reports on Form 10-Q filed with the Securities and Exchange Commission for a discussion of certain of these factors.

■ History

- ◆ 1998 Ventas Reorganization
  - • Spin-off of Vencor

■ Real Estate Investment Trust

- ◆ Geographically Diverse Portfolio Located in 36 States
  - • 216 Skilled Nursing Facilities (28,000 Beds)
  - • 45 Hospitals (4,000 Beds)
  - • 8 Personal Care Facilities
- ◆ 100% Owned Assets - No Mortgages
- ◆ Leased on Long-Term Triple Net Basis
- ◆ New Supply Constrained

2000-2001 Events

- Vencor Reorganization
  - Reorganization Plan Approved March 1
  - Vencor Effective Date

- Government Settlement
  - Release for Medicare Billing Issues
  - Dismissal of all Whistleblower Actions
  - Extraordinary Result - Broad Release

- Debt Restructuring
  - Long-Term Credit Facility in Place
  - No Asset Sales or Dilutive Transactions
  - Paid Down $122 Million

■ **Ventas Financial Summary**

- ◆ 2000 Results

($'s In Millions)		2000
Net Rental Revenue	$	184.5
Interest Income		9.5
Total Net Revenue	$	194.0
EBITDA	$	173.1
Funds from Operations ("FFO")	$	76.5
FFO per Diluted Share	$	1.12

■ **Ventas Financial Summary**

- ◆ Annual Rent
  - $180.7 Million - May 1, 2001-April 30, 2002
  - 3.5% Escalator Per Year

	($'s In Millions)	FFO Growth
Date	**Rent**	**Per Share**
April 30, 2002	$6.3	$0.09
April 30, 2003	$6.5	$0.09
April 30, 2004	$6.8	$0.10

- ◆ Other Income
  - Rent
  - Interest

■ **Ventas Financial Summary**

- ◆ G&A and Professional Fees - $21 Million in 2000
- ◆ Ventas Debt
  - Fixed Obligations - $852 Million of Long-Term Debt - March 31, 2001
    - » LIBOR Spreads (275-425); LIBOR Fixed at 6%

		Ventas Debt		
		March 31, 2001		
($ Millions)				
	Maturity	**Balance**	**Rate**	**Interest**
Tranche A	12/31/02	$ 98,000	8.75%	$ 8,575
Tranche B	12/31/05	280,000	9.75%	27,300
Tranche C	12/31/07	474,000	10.25%	48,585
Annual Deferred Fees				2,500
Total		**$ 852,000**	**10.21%**	**$ 86,960**

  - Government Settlement - $104 Million
    - ▪ $34 Million Up-Front - $70 Million over 5 Years - 6% Interest
    - ▪ $16 Million Annual Cash Obligation

■ **Key Features**

- ◆ Upside for Ventas Shareholders

  - Re-set Right - 2006
    - Unilateral Right to Reset Lease to "Market"

  - Vencor Equity - 9.99%
    - Highly speculative valuation
    - Vencor Bankruptcy Filing Places $439 Million Value on Total Vencor Equity

■ Key Features

- Property Level Fundamentals

Facility Level Coverage		
	EBITDARM/Rent (1)	EBITDAR/Rent (1)
SNFs	1.88 x	1.50 x
Hospitals	2.28 x	1.88 x
Blended	2.03 x	1.64 x

(1) Based on 9 month 2000 actual results annualized and 2001 rent levels.

- Each property is in this range of coverage

■ Key Features

♦ Net Asset Value ($'s In Millions)



• Net Asset Value (per share)
  - Cap Rate $9.33 - $13.67
  - Per Bed $8.90 - $14.75

■ Key Features

- ◆ Net Asset Value Assumptions

  - Cap Rate Assumptions
    - SNFs - 10% - 12%
    - Hospitals - 11% - 13%

  - Bed Price Assumptions
    - SNFs - $35-$45k per bed
    - Hospitals - $130-$160k per bed

  - $44 Million placed on Vencor Equity (derived from Vencor public filings)

  - Based on December 31, 2000 Balance Sheet and May 1, 2002 Rent

Areas of Opportunity

- ◆ Reduce Debt Costs
  - 100 bps Improvement = $8.5 Million ($.12/share)

- ◆ Cash Flow Pays Down Debt

- ◆ Vencor Equity
  - Maximizing Valuation
  - Appreciation Allows De-levering

- ◆ Potential for Increased Dividend
  - Credit Agreement Provides Minimum REIT Dividend
    - Paydown/Refinance $78 Million
  - Quarterly Schedule

- ◆ Diversification

- ◆ Vencor Credit Improvement
  - Strong 4th Quarter 2000 Results - $428 Million EBITDAR Run Rate
  - Increased Medicare Reimbursements
    - Medicare per diem - $321 Q400 vs. $290 Q499
    - BIPA takes effect April 1, 2001

■ **Recap**

- ◆ Vencor Plan Approved

- ◆ Government Settlement Approved

- ◆ Ventas Long-Term Debt Restructuring in Place

- ◆ Ventas Stable and Improving
  - Strong Cash Flow Growth
  - Substantial Net Asset Value
  - Debt Amortization and Potential Rate Reduction
  - Capture Upside through Vencor Equity and Re-set Right
  - Potential Dividend Increase
  - Industry Perception Improving
    - ■ Increases in Medicare Reimbursements

